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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             CONTROL DEVICES, INC.
                           (Name of Subject Company)

                       FIRST TECHNOLOGY ACQUISITION CORP.
                                      AND
                              FIRST TECHNOLOGY PLC
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                            ------------------------

                                   21238C103
                     (CUSIP Number of Class of Securities)

                           DR. FREDERICK J. WESTLAKE
                                    CHAIRMAN
                              FIRST TECHNOLOGY PLC
                       2 CHEAPSIDE COURT, BUCKHURST ROAD
                            ASCOT, BERKSHIRE SL5 7RF
                                 UNITED KINGDOM
                                44 1344 622 322

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                             JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                       $154,266,109                                                    $30,853

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $16.25, the amount offered for each share of common stock, no par value (the "Shares"), of Control Devices, Inc., by the sum of
    (i) 8,325,967, representing all of the Shares that were issued and outstanding as of February 22, 1999, (ii) 1,163,332, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares, and (iii) 4,000, representing Shares expected to be issued under the Employee Stock Purchase Plan.

**  1/50th of 1% of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  NOT APPLICABLE             FILING PARTY: NOT APPLICABLE

FORM OR REGISTRATION NO.: NOT APPLICABLE              DATE FILED: NOT APPLICABLE

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                               Page 1 of 6 Pages
                      (EXHIBIT INDEX IS LOCATED ON PAGE 6)

    This Tender Offer Statement on Schedule 14D-1 is filed by First Technology PLC, an English public limited company ("Parent"), and First Technology Acquisition Corp., an Indiana corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of Control Devices, Inc., an Indiana corporation (the "Company"), and the associated common share purchase rights (the "Rights"), at a purchase price of $16.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Control Devices, Inc., an Indiana corporation. The address of its principal executive offices is 228 Northeast Road, Standish, Maine 04084. The telephone number of the Company at such location is (207) 642-4535.

    (b) The information set forth on the cover page and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 8 ("Certain Information Concerning Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Other Related Agreements; and Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under "Introduction" and in Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Other Related

Agreements; and Other Matters") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Other Related Agreements; and Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Other Related Agreements; and Other Matters") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Annex A, Annex B and Annex C of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Other Related Agreements; and Other Matters") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

    (e) To the best knowledge of Parent and Purchaser, there are no material pending legal proceedings.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated February 26, 1999

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9

(a)(7)     Form of Summary Advertisement, dated February 26, 1999

(a)(8)     Text of Joint Press Release of Parent and the Company, dated February 23, 1999

(a)(9)     Text of Press Release of Parent, dated February 23, 1999

(b)(1)     Loan Agreement, dated February 23, 1999, among Parent, HSBC Investment Bank PLC, as
           Agent, The First National Bank of Chicago, HSBC Investment Bank PLC and Dresdner
           Bank AG London Branch, as Joint Arrangers, and the banks on Schedule 1 attached thereto

(b)(2)     Bridging Agreement, dated February 23, 1999, between Parent and Dresdner Bank AG
           London Branch

(b)(3)     Underwriting Agreement, dated February 23, 1999, among Parent, First Technology
           Funding PLC and Kleinwort Benson Securities Limited

(c)(1)     Agreement and Plan of Merger, dated February 22, 1999, among Parent, Purchaser and the Company

(c)(2)     Confidentiality and Standstill Agreement, effective as of June 1, 1998, between
           Parent and the Company

(c)(3)     Shareholders Agreement, dated February 22, 1999, among Parent, Purchaser, the
           Company and Ralph R. Whitney, Jr., Bruce D. Atkinson, Jeffrey G. Wood, Michel
           Hauser-Kauffmann, Forrest E. Crisman, Jr., Glenn Scolnik and the spouses of Messrs.
           Whitney and Atkinson

(c)(4)     Subscription Agreement, dated February 22, 1999, between Parent and each of Ralph R.
           Whitney, Jr., Bruce D. Atkinson, Jeffrey G. Wood, Michel Hauser-Kauffmann, Forrest
           E. Crisman, Jr. and Glenn Scolnik

(c)(5)     Employment Agreement, dated February 23, 1999, between the Company and Bruce D.
           Atkinson

(c)(6)     Employment Agreement, dated February 23, 1999, between the Company and Jeffrey G.
           Wood

(c)(7)     Employment Agreement between Realisations et Diffusion pour l'Industrie and Michel
           Hauser-Kauffmann

(d)        Not applicable

(e)        Not applicable

(f)        Not applicable

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                FIRST TECHNOLOGY ACQUISITION CORP.

                                By:  /s/ FREDERICK J. WESTLAKE
                                     -----------------------------------------
                                     Name: Frederick J. Westlake
                                     Title:  President

                                FIRST TECHNOLOGY PLC

                                By:  /s/ FREDERICK J. WESTLAKE
                                     -----------------------------------------
                                     Name: Frederick J. Westlake
                                     Title:  Chairman

Dated: February 26, 1999

                                 EXHIBIT INDEX

EXHIBIT    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase, dated February 26, 1999

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Form of Summary Advertisement, dated February 26, 1999

(a)(8)     Text of Joint Press Release of Parent and the Company, dated February 23, 1999

(a)(9)     Text of Press Release of Parent, dated February 23, 1999

(b)(1)     Loan Agreement, dated February 23, 1999, among Parent, HSBC Investment Bank PLC, as Agent, The First
           National Bank of Chicago, HSBC Investment Bank PLC and Dresdner Bank AG London Branch, as Joint
           Arrangers, and the banks on Schedule 1 attached thereto

(b)(2)     Bridging Agreement, dated February 23, 1999, between Parent and Dresdner Bank AG London Branch

(b)(3)     Underwriting Agreement, dated February 23, 1999, among Parent, First Technology Funding PLC and
           Kleinwort Benson Securities Limited

(c)(1)     Agreement and Plan of Merger, dated February 22, 1999, among Parent, Purchaser and the Company

(c)(2)     Confidentiality and Standstill Agreement, effective as of June 1, 1998, between Parent and the Company

(c)(3)     Shareholders Agreement, dated February 22, 1999, among Parent, Purchaser, the Company and Ralph R.
           Whitney, Jr., Bruce D. Atkinson, Jeffrey G. Wood, Michel Hauser-Kauffmann, Forrest E. Crisman, Jr.,
           Glenn Scolnik and the spouses of Messrs. Whitney and Atkinson

(c)(4)     Subscription Agreement, dated February 22, 1999, between Parent and each of Ralph R. Whitney, Jr., Bruce
           D. Atkinson, Jeffrey G. Wood, Michel Hauser-Kauffmann, Forrest E. Crisman, Jr. and Glenn Scolnik

(c)(5)     Employment Agreement, dated February 23, 1999, between the Company and Bruce D. Atkinson

(c)(6)     Employment Agreement, dated February 23, 1999, between the Company and Jeffrey G. Wood

(c)(7)     Employment Agreement between Realisations et Diffusion pour l'Industrie and Michel Hauser-Kauffmann

(d)        Not applicable

(e)        Not applicable

(f)        Not applicable